Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Executive Committee of the
Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.:
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-53011, including post-effective amendments thereto) of First Interstate BancSystem, Inc. of our report dated June 11, 2008, relating to the statements of net assets available for plan benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007, and the related supplemental schedule as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of First Interstate BancSystem, Inc.
                     /s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 19, 2008